PRESS RELEASE

Banro and Banro Group (Barbados) Limited Declare Dividends Payable on
Series A Preference Shares of Banro and Preferred Shares of Banro Group (Barbados) Limited

Toronto, Canada – September 15, 2016 – Banro Corporation (“Banro” or the “Company”) (NYSE MKT – “BAA”; TSX – “BAA”) hereby notifies holders of Series A Preference Shares of Banro (“Banro Series A Shares”) and holders of Preferred Shares of Banro Group (Barbados) Limited (“Barbados Preferred Shares”) that (a) the board of directors of Banro has authorized and declared, in respect of the September 30, 2016 Dividend Payment Date, a dividend payable of US$0.80 per Banro Series A Share, and (b) the board of directors of Banro Group (Barbados) Limited has authorized and declared, in respect of the March 31, 2016 Dividend Payment Date, a dividend payable of US$0.735 per Barbados Preferred Share and, in respect of the June 30, 2016 Dividend Payment Date, a dividend payable of US$0.755 per Barbados Preferred Share.

The said dividends are payable on September 27, 2016 to, in the case of the dividend payable on the Banro Series A Shares, holders of record of Banro Series A Shares on September 22, 2016 and, in the case of the dividends payable on the Barbados Preferred Shares, holders of record of Barbados Preferred Shares on September 22, 2016.

In accordance with the requirements of the articles of Banro and Banro Group (Barbados) Limited, Banro hereby notifies holders of Banro Series A Shares and holders of Barbados Preferred Shares of the following information (as applicable) necessary to calculate the amount of the said dividends. Defined terms used in this press release which are not otherwise defined shall have the meaning given to them in the articles of Banro and Banro Group (Barbados) Limited.

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The simple average of the Reference Gold Price during the three-month period ending on December 31, 2015 is US$1,106.50, the simple average of the Reference Gold Price during the three-month period ending on March 31, 2016 is US$1,182.60, and the simple average of the Reference Gold Price during the three-month period ending on June 30, 2016 is US$1,259.62.

•	The Relevant Number for the purposes of the calculation of the Dividend Liquidation Preference is 0.017501.

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With respect to the Barbados Preferred Shares, (A) immediately prior to March 31, 2016, the dividends on the Barbados Preferred Shares in respect of the September 30, 2015 Dividend Payment Date and the December 31, 2015 Dividend Payment Date were accrued and unpaid, and (B) immediately prior to June 30, 2016, the dividends on the Barbados Preferred Shares in respect of the December 31, 2015 Dividend Payment Date and the March 31, 2016 Dividend Payment Date were accrued and unpaid. There are currently no dividends accrued and unpaid on the Banro Series A Shares.

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The Monthly Production Level for the fourth quarter of 2015 was 15,447 ounces of gold per month such that the Annual Dividend Yield in respect of the March 31, 2016 Dividend Payment Date is 14.0%, the Monthly Production Level for the first quarter of 2016 was 14,731 ounces of gold per month such that the Annual Dividend Yield in respect of the June 30, 2016 Dividend Payment Date is 13.5%, and the Monthly Production Level for the second quarter of 2016 was 16,558 ounces of gold per month such that the Annual Dividend Yield in respect of the September 30, 2016 Dividend Payment Date is 14.5% .

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and on production at its second gold mine at Namoya, where commercial production was declared effective January 1, 2016. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo. All business activities are followed in a socially and environmentally responsible manner.

For further information, please visit our website at www.banro.com, or contact:
Martin Jones
+1 (416) 366-2221, Ext. 3213
+1-800-714-7938, Ext. 3213
info@banro.com